

July 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Capitol Series Trust
        Issuer CIK: 0001587551
        Issuer File Number: 333-191495/811-22895
        Form Type: 8-A12B
        Filing Date: July 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and MRP SynthEquity Nasdaq 100 ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications